September 23, 2010

VIA EDGAR AND MESSENGER

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:          ValueClick, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

(File No. 001-31357)

Form 10-Q for Periods Ended March 31, 2010 and June 30, 2010

Filed May 10, 2010 and August 6, 2010

(File No. 001-31357)

Dear Mr. Spirgel,

As requested, this letter is a resubmission by ValueClick, Inc. (“ValueClick” or the “Company”) of its letter dated September 13, 2010, and is now signed directly by the Company.  This letter responds to your letter dated September 2, 2010 (the “Comment Letter”) regarding ValueClick’s Form 10-K for the fiscal year ended December 31, 2009 and its Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of ValueClick is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.

Form 10-K for fiscal year ended December 31, 2009 and Form 10-Q for periods ended March 31, 2010 & June 30, 2010

General

1.              We note your disclosure throughout the Form 10-K, and also in your Form 10-Q filings for periods ended March 31, 2010 and June 30, 2010, discussing that in the third and fourth quarters of 2009, the largest customer in your Owned and Operated Websites segment, Yahoo, made changes that negatively impacted the revenue levels of that segment.  For purposes of disclosure, please tell us what changes were made by Yahoo and specifically discuss why these changes negatively impacted the amount of consumer traffic you could monetize with Yahoo.  As a result of the changes made by Yahoo, explain why you expect the revenues from your Owned and Operated Websites segment to continue to decline at least through the third quarter of 2010.

Please confirm that in future filings you will include enhanced disclosure related to unusual events or significant changes that materially affect your business.  Describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenues or income from operations.  Refer to Item 303(a)(3) of Regulation S-K.

As ValueClick describes in the Risk Factor “Our Owned & Operated Websites segment revenue is subject to customer concentration risks.  The loss of one or more of the major customers in our Owned & Operated Websites segment could significantly and negatively impact the revenue and profitability levels of this segment”, ValueClick generates the majority of the revenue in its Owned & Operated Websites segment from sponsored search listings from major search engines.  Given the market share dynamics, this means that the majority of the revenue in this segment has historically been generated from some combination of Yahoo! and Google.  Prior to the fourth quarter of 2009, ValueClick generated more revenue from Yahoo! than from Google due to differing traffic conversion requirements between those two parties.  Yahoo! was willing to accept from its partners, including ValueClick, online consumer traffic that, on average, resulted in fewer conversions for their end customers.

The result of these differing traffic quality requirements is that, prior to the fourth quarter of 2009, ValueClick was able to send a combination of lower-converting and higher-converting online consumer traffic to Yahoo!, whereas it could only send higher-converting online consumer traffic to Google.  Beginning in the fourth quarter of 2009, Yahoo! informed the Company that they were increasing the conversion requirements across their partner network, including ValueClick’s owned and operated websites.  As a result, it was no longer economically viable for ValueClick to acquire online consumer traffic to its owned and operated websites that did not meet Yahoo!’s new higher-converting online consumer traffic requirements.  As ValueClick was not able to monetize the lower-converting online consumer traffic with Google or other advertisers, beginning in the fourth quarter of 2009, the Company significantly reduced the amount of lower-converting online consumer traffic to its owned and operated websites, which had a significant negative impact on the revenue of our Owned & Operated Websites segment.  Due to the timing of the change in Yahoo!’s requirements, ValueClick’s Owned & Operated Websites segment is expected to show a year-over-year revenue decrease in the first three quarters of 2010.  As the Company generated minimal revenue from lower-converting online consumer traffic with Yahoo! in the fourth quarter of 2009, the comparison for its fourth quarter 2010 revenue will not be negatively impacted by the change that Yahoo! made in their online consumer traffic conversion requirements.

ValueClick confirms that in future filings it will include enhanced disclosure related to unusual events or significant changes that materially impact its business, such as the one described above.  It will also review its disclosure to confirm we have discussed known trends or uncertainties that have had or that it reasonably expects will have a material favorable or unfavorable impact on its revenues or income from operations.

2.              We note your disclosure on page 17 in your Form 10-Q for period ended June 30, 2010, that two customers, Yahoo and Google, account for 10% or more of your revenues.  In future filings, please describe and file as exhibits any related agreements you have with your major customers.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

ValueClick routinely reviews its customer contracts to determine whether any of its customer contracts meet the requirements of Item 601(b)(10)(ii)(B), and will continue to do so in the future.  The Company has concluded its business is not “substantially dependant” on its agreements with either Yahoo! or Google, and that it is therefore not required to file those contacts pursuant to Item 601(b)(10)(ii)(B).  The primary factor we considered in making this conclusion is that the Company generates less than 10% of its profits from its relationship with either Yahoo! or Google.  In future filings, ValueClick will revise the Risk Factor “Our Owned & Operated Websites segment revenue is subject to customer concentration risks.  The loss of one or more of the major customers in our Owned & Operated Websites segment could significantly and negatively impact the revenue and profitability levels of this segment” to include a description of the rights of these parties to terminate their agreements with ValueClick or reduce the amount of business that they do with ValueClick with little or no notice.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Risk and Compensation Programs, page 11

3.              We note your disclosure in response to Item 402(s) of Regulation S-K.  Tell us the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

In the preparation of the annual proxy during the timeframe of late February through early March 2010, members of the Company’s internal legal and finance teams reviewed and considered the Company’s compensation programs for its named executive officers and other senior-level employees, which include base salaries, equity awards and incentive compensation tied to near term results. Specifically, the legal and finance teams took into consideration as part of their review of compensation of the named executive officers and other senior-level employees the fact that the compensation programs contain many design features that mitigate the likelihood of inducing excessive risk-taking behavior.  These features include (i) a balance of fixed and variable compensation for named executive officers and other senior employees, with base salary and equity awards generally being more significant than compensation tied to near-term performance, (ii)  equity awards that vest over a four-year period that align the interests of the recipients with the long term interests of the Company’s shareholders and (iii) incentive compensation tied to near term performance being structured on a fairly linear basis once the minimum performance level is achieved, such that increases in short term performance to a higher tier does not result in a significant increase in compensation.   The Company also considered the compensation programs for its broad base of employees, such as sales commissions or other incentive compensation.  For employees other than the named executive officers and other senior-level employees, the legal and finance teams took into consideration that most employees other than sales people generate a relatively small part of their overall compensation, if any, from a variable component and that the Company’s named executive officers do not participate in sales commission programs.  The Company’s internal legal and finance teams concluded that the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.  The Company reviewed these conclusions with outside counsel.

The Company sent the annual proxy to the entire Board for review.  A summary of the new disclosures was provided to the Board, including the requirement to assess whether the Company’s compensation policies and practices were reasonably likely to have a material adverse effect on the Company.  Management shared its opinion that the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company and asked each Board member to notify management if they had any objections to this particular disclosure.  No Board member objected to management’s conclusion and disclosure that the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

* * * * * * * * * * *

In connection with responding to the Staff’s comments and as requested by the Staff, ValueClick acknowledges the following:

•                  ValueClick is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  ValueClick may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As always, ValueClick is available to discuss further its responses to the Staff’s comments.

If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (818) 575-4510.

Very truly yours,
VALUECLICK, INC.

/s/ Scott Barlow
By: Scott Barlow
Its: Vice President and General Counsel

cc:           James Zarley, ValueClick, Inc.
John Pitstick, ValueClick, Inc.
Reid Hooper, Attorney-Advisor, Securities and Exchange Commission
Robert Bartelmes, Senior Financial Analyst, Securities and Exchange Commission